SE

19008182

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A
# PART III

SEC FILE NUMBER

8-18414

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Second Avenue South, Suite 1500
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli, LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Boulevard North (Address) St. Paul (City) MN (State) 55042 (Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Inc., as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BASIL GEROGE JOSEPH
NOTARY PUBLIC - MINNESOTA
My Commission Expires
January 31 2023

State of MN
County of HENNEPIN

Signature

President
Title

Sworn to and subscribed before me on the 27 day of FEB, 2019

Notary Public's Signature
My Commission Expires 1/31/2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLi

## Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 22, 2019

**Van Clemens & Co., Inc.'s**
**Exemption Report**

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

**Van Clemens & Co., Inc.**

I, Basil Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Basil Joseph

Title: CFO/CCO

**February 22, 2019**

WIPFLi

## Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Van Clemens & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Van Clemens & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Van Clemens & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion on compliance or conclusion, respectively, on Van Clemens & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Van Clemens & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 22, 2019

WIPFLi
CPAs and Consultants

Wipfli LLP
8665 Hudson Boulevard North
Suite 200
St. Paul, MN 55042
651.636.6468
fax 651.636.6087
www.wipfli.com

February 22, 2019

Van Clemens & Co., Inc.
Minneapolis, Minnesota

In connection with our audit of the financial statements and supplemental information of Van Clemens & Co., Inc., for the years ended December 31, 2018 and 2017, we have issued our report thereon February 22, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. As described in Note 1, the Company adopted FASB Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, in 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Van Clemens & Co., Inc., in its 2018 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for commission revenue and commission expense.

Critical Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was management's estimate of the valuation of stock and warrants that are not readily convertible into cash. The valuation was based on the most recent private placement offering of the stock. We evaluated the key factors and assumptions used to develop the valuation of the stock and warrants in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions
For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. During 2018, the Company exercised 83,000 warrants and owned 46,184 of unexercised warrants in a private company. Half of the stock and warrants are contractually owed to related parties, provided those related parties pay the Company the strike price of the warrants. The due from related parties is recorded at the strike price. The stock and warrants owned and the due to related parties are recorded at fair value on the balance sheet.

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The Company's accounting policies have been consistent with prior years, do not appear overly aggressive, and appear reasonable for the industry.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. The following corrected misstatement, in our judgment, indicate matters that could have a significant effect on the Company's financial reporting process. The Company received warrants as part of a private placement offering for a private company. As part of our audit, we concluded the stock received from exercised warrants and warrants owned that remain unexercised should be reported at fair value. The corresponding due from related parties should be report at the warrants' strike price and the due to related parties at fair value of the stock and warrants owed. As a result of the audit adjustment, assets increased $623,110, liabilities increased $355,262, and net income increased $267,848. The audit adjustment did not impact net capital.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

<u>Auditor's Report</u>
In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed it with you.

<u>Exceptions to Exemption Provisions</u>
In connection with our review of the Company's Exemptive Provision Under Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

<u>Disagreements with Management</u>
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

<u>Difficulties Encountered in Performing the Audit</u>
We encountered no significant difficulties in dealing with management in performing and completing our audit.

<u>Supplemental Information</u>
Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Computation of Net Capital Under Rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors, and management of Van Clemens & Co., Inc., and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Wipfli LLP

Wipfli LLP

WIPFLi
CPAs and Consultants

Wipfli LLP
8665 Hudson Boulevard North
Suite 200
St. Paul, MN 55042
651.636.6468
fax 651.636.6087
www.wipfli.com

February 22, 2019

Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships as of February 22, 2019, that are relevant to our audit of the Company's financial statements for the year ending December 31, 2018.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Wipfli LLP

Wipfli LLP

WIPFLi
CPAs and Consultants

Wipfli LLP
8665 Hudson Boulevard North
Suite 200
St. Paul, MN 55042
651.636.6468
fax 651.636.6087
www.wipfli.com

Van Clemens & Co., Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Van Clemens & Co., Inc. as of and for the year ended December 31, 2018, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be a significant deficiency under standards established by the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a significant deficiency.

During 2018, the Company owned stock and warrants in a private company. The Company did not reflect the fair value of the stock and warrants, including the corresponding related party components. These transactions were adjusted to fair value as part of the audit. Because management did not detect and correct the transactions, a significant deficiency in the Company's internal controls exists.

This letter is intended solely for the information and use of Van Clemens & Co., Inc.'s Board of Directors and management, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
February 22, 2019

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

## Financial Statements and Additional Information

Years Ended December 31, 2018 and 2017

WIPFLi

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Van Clemens & Co., Inc.
Minneapolis, Minnesota

## Opinion on the Financial Statements

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2018 and 2017, the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Van Clemens & Co. Inc.'s management. Our responsibility is to express an opinion on Van Clemens & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Van Clemens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Van Clemens & Co. Inc.'s financial statements. The supplemental information is the responsibility of Van Clemens & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP
We have served as Van Clemens & Co., Inc.'s auditor since 2010.
St. Paul, Minnesota
February 22, 2019

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Balance Sheets

December 31, 2018 and 2017

| *Assets* | 2018 | 2017 |
|---|---|---|
| Cash | $ 68,643 | $ 199,099 |
| Deposit with clearing organization | 21,048 | 20,953 |
| Securities owned, at market | 1,035,470 | 475,679 |
| Receivable from clearing organization | 13,695 | 17,535 |
| Due from related parties | 85,203 | - |
| Prepaid expenses and other | 81,254 | 48,982 |
| TOTAL ASSETS | $ 1,305,313 | $ 762,248 |
| *Liabilities and Stockholder's Equity* | | |
| Liabilities: | | |
| Accrued commissions and bonus | $ 49,585 | $ 60,773 |
| Due to related parties | 355,262 | - |
| Other accrued liabilities | 71,507 | 21,458 |
| Total liabilities | 476,354 | 82,231 |
| Stockholder's equity: | | |
| Common shares - Par value $.10 per share | | |
| Authorized - 100,000 shares | | |
| Issued and outstanding - 63,000 shares | 6,300 | 6,300 |
| Additional paid-in capital | 221,916 | 221,916 |
| Retained earnings | 600,743 | 451,801 |
| Total stockholder's equity | 828,959 | 680,017 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 1,305,313 | $ 762,248 |

See accompanying notes to financial statements.

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Statements of Income

Years Ended December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| Revenue: | | |
| Commissions | $ 2,148,148 | $ 2,170,420 |
| Firm trading gains | 279,580 | 61,856 |
| Interest income and other | 21,302 | 22,183 |
| Total revenue | 2,449,030 | 2,254,459 |
| Expenses: | | |
| Commissions and compensation | 1,644,646 | 1,696,172 |
| Clearing fees | 253,790 | 238,814 |
| Communications | 101,596 | 90,245 |
| Occupancy | 118,226 | 112,959 |
| Regulatory and professional fees | 88,890 | 71,144 |
| Other | 22,940 | 21,598 |
| Total operating expenses | 2,230,088 | 2,230,932 |
| Net income | $ 218,942 | $ 23,527 |

See accompanying notes to financial statements.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Statements of Stockholder's Equity
Years Ended December 31, 2018 and 2017

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at January 1, 2017 | $ 6,300 | $ 221,916 | $ 428,274 | $ 656,490 |
| Net income | | | 23,527 | 23,527 |
| Balances at December 31, 2017 | 6,300 | 221,916 | 451,801 | 680,017 |
| Distributions to stockholder | | | (70,000) | (70,000) |
| Net income | | | 218,942 | 218,942 |
| Balances at December 31, 2018 | $ 6,300 | $ 221,916 | $ 600,743 | $ 828,959 |

See accompanying notes to financial statements.

# Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

## Statements of Cash Flows
Years Ended December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| Increase (decrease) in cash: | | |
| Cash flows from operating activities: | | |
| Net income | $218,942 | $ 23,527 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Exercise of warrants | (83,000) | - |
| Changes in operating assets and liabilities: | | |
| Deposit with clearing organization | (95) | (15) |
| Securities owned, at market | (476,791) | 45,260 |
| Receivable from clearing organization | 3,840 | 4,926 |
| Due from related parties | (85,203) | - |
| Prepaid expenses and other | (32,272) | 2,020 |
| Accrued commissions and bonus | (11,188) | (21,304) |
| Due to related parties | 355,262 | - |
| Other accrued liabilities | 50,049 | 18,953 |
| Total adjustments | (279,398) | 49,840 |
| Net cash flows from operating activities | (60,456) | 73,367 |
| Cash flows from financing activities: | | |
| Distributions | (70,000) | - |
| Net change in cash | (130,456) | 73,367 |
| Cash at beginning of year | 199,099 | 125,732 |
| Cash at end of year | $ 68,643 | $199,099 |

See accompanying notes to financial statements.

---

## Note 1 Summary of Significant Accounting Policies

**Principal Business Activity**

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

**Use of Estimates in Preparation of Financial Statements**

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

**Securities Owned**

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities for privately held companies. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Note 1 Summary of Significant Accounting Policies (Continued)

**Revenue Recognition**

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

**Income Taxes**

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2017, 2016, and 2015 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2018.

**New Accounting Pronouncements**

The Company recently adopted the following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board.

Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* - The objective of this new standard is to provide a common revenue standard for all entities that enter into contracts with customers to transfer goods or services or contracts to transfer nonfinancial assets. The Company adopted this new accounting standard for the year ended December 31, 2018. The adoption of this accounting standard did not have a significant effect on the Company's financial statements.

The following ASU has been issued by FASB and may impact the Company's financial statements in future periods.

Accounting Standards Update No. 2016-02, *Leases* – When this standard is adopted, the primary accounting change will require lessees to recognize the right of use assets and lease obligations for most operating leases as well as

Note 1 Summary of Significant Accounting Policies (Continued)

finance leases. This new standard is effective for financial statements issued for annual periods beginning after December 15, 2018. The Company is evaluating what impact this new standard will have on its financial statements.

**Subsequent Events**

Subsequent events have been evaluated through February 22, 2019, which is the date the financial statements were available to be issued.

## Note 2 Warrants

The Company received warrants as part of a private placement offering for a privately held company. The warrants provide the Company with exposure to and potential gains upon appreciation of the stock valuation of the private placement company. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, the Company could potentially lose its entire investment in the warrant.

As of December 31, 2018, the Company had 46,184 warrants outstanding with a fair value of $166,610. During 2018, the Company exercised 83,000 warrants with a strike price of $1.00 per share and an estimated fair value of $5.50 per share. As of December 31, 2018, the Company has in its possession 46,184 warrants that have not yet been exercised and are considered "in the money." 34,100 warrants expire on June 1, 2019 and have an exercise price of $1.50 per share. The remaining 12,084 warrants expire on March 1, 2020 and have an exercise price of $3.00 per share. All "in the money" warrants are carried at estimated fair value as of December 31, 2018 and are recorded as "Securities owned, at market" on the balance sheet.

As part of the private placement transaction, a portion of the warrants received by the Company were assigned to related parties. 50% of all warrants have been assigned to related parties. The Company has recorded a receivable from related parties totaling $85,203 as of December 31, 2018 for the strike price of the assigned and exercised warrants, Additionally, as of December 31, 2018, the Company had recorded a liability of $355,262 which represents the fair value of the warrants less the corresponding strike price due to related parties. In the event of a decrease in the estimated fair value of the warrants, the liability for amounts due to related parties will also decrease.

## Note 3 Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

## Note 4 Operating Lease

The Company has an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in March 2022. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent.

Future minimum lease payments, excluding operating costs, under the aforementioned noncancelable operating lease agreement:

| | | |
|---|---|---|
| 2019 | $ | 34,261 |
| 2020 | | 47,314 |
| 2021 | | 48,945 |
| 2022 | | 12,643 |
| Total | $ | 143,163 |

Total rent and related expenses for the years ended December 31, 2018 and 2017, were $118,226 and $112,224, respectively.

## Note 4 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $48,966 and $72,080 for the years ended December 31, 2018 and 2017, respectively.

## Note 5 Commitments, Contingencies, and Credit Risk

**Concentration of Credit Risk**

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

**Contingencies**

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

## Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $329,752 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018, was 0.37 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

## Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

## Note 8 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

*Securities owned* - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

## Note 8 Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

| | | Recurring Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| 2018 | | | | |
| Assets - Securities owned | $ 1,035,470 | $ 412,360 | $ 623,110 | $ - |
| 2017 | | | | |
| Assets - Securities owned | $ 475,679 | $ 475,679 | $ - | $ - |

# Additional Information

# Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2018

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 828,959 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Securities not readily convertible to cash | 267,848 |
| Prepaid expenses and other assets | 169,505 |
| Total nonallowable assets | 437,353 |
| Net capital before haircuts on securities positions | 391,606 |
| Haircuts on securities | (61,854) |
| Net capital | $ 329,752 |
| Aggregate indebtedness: | |
| Items included in balance sheet: | |
| Liabilities | $ 476,354 |
| Less: due to related parties collateralized by securities | (355,262) |
| Total aggregate indebtedness | $ 121,092 |
| Computation of basic net capital requirement: | |
| Minimum net capital required, *greater of*: | |
| 6.67% of aggregate indebtedness | $ 8,077 |
| Minimum dollar requirement | 100,000 |
| Net capital requirement | $ 100,000 |
| Excess net capital | $ 229,752 |
| Ratio: Aggregate indebtedness to net capital | .37 to 1.0 |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2018, Part IIA FOCUS filed in February 2019.